其士國際集團有限公司 (於百慕達註冊成立之有限公司)
CHEVALIER INTERNATIONAL HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)
香港九龍灣宏開道八號其士商業中心二十二字樓 電話: (852) 2318 1818 傳真: (852) 2757 5138 網址: http://www.chevalier.com
22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: (852) 2318 1818 FAX: (852) 2757 5138 WEB SITE: http://www.chevalier.com

DIRECT FAX: (852) 2757 5669

[redacted]

Ref: CSD-L024-08
Exemption No. #82-4203

08001099

March 5, 2008

BY COURIER

Office of International Corporate Finance
The U.S. Securities and Exchange Commission
Mail Stop 3 – 2
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Dear Sirs

Re: Chevalier International Holdings Limited (Exemption No. #82-4203)

On behalf of Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcements and Circulars pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934 for your record.

Kindly acknowledge receipt of the said documents by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Ms Nancy Chan at (852) 23315662 or via email at nancy_chan@chevalier.com

Yours faithfully
For and on behalf of
CHEVALIER INTERNATIONAL HOLDINGS LIMITED

Kan Ka Hon
Director

Encl

NK/AM/nc/el

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock code: 025)

RESIGNATION OF EXECUTIVE DIRECTOR AND EXECUTIVE COMMITTEE MEMBER

The Board of Directors (the "Board") of Chevalier International Holdings Limited ("the Company") announces that Mr. Fung Pak Kwan ("Mr. Fung") will resign as Executive Director and Executive Committee Member of the Company with effect from 1st October 2007 to explore other professional and personal opportunities. Mr. Fung has confirmed that there is no disagreement with the Board and there are no matters that need to be brought to the attention of the shareholders of the Company in respect of his resignation.

The Board of the Company would like to take this opportunity to thank Mr. Fung for his invaluable contribution to the Company during his tenure of office.

By Order of the Board of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and *Managing Director*

Hong Kong, 28th September 2007

* *for identification purpose only*

As at the date of this announcement, the Executive Directors of the Company are Dr Chow Yei Ching (Chairman and Managing Director), Messrs Kuok Hoi Sang (Vice Chairman and Managing Director), Tam Kwok Wing (Deputy Managing Director), Chow Vee Tsung, Oscar, Fung Pak Kwan, Kan Ka Hon and Ho Chung Leung. The Independent Non-Executive Directors of the Company are Dr Chow Ming Kuen, Joseph, Mr Li Kwok Heem, John and Mr Sun Kai Dah, George.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

其士國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock code: 025)

NOTIFICATION OF BOARD MEETING

The board of directors (the "Board") of Chevalier International Holdings Limited (the "Company") announces that a meeting of the Board of the Company will be held on Wednesday, 12 December 2007 at 10:30 a.m. at which the Board will, inter alia, approve the release of the interim results announcement of the Company and its subsidiaries for the six months ended 30 September 2007 and consider the payment of an interim dividend, if any.

By Order of the Board
Chevalier International Holdings Limited
Kan Ka Hon
Company Secretary

Hong Kong, 30 November 2007

As at the date of this announcement, the Board of the Company comprises Dr. Chow Yei Ching, Mr. Kuok Hoi Sang, Mr. Tam Kwok Wing, Mr. Chow Vee Tsung, Oscar, Mr. Kan Ka Hon and Mr. Ho Chung Leung as executive directors, and Dr. Chow Ming Kuen, Joseph, Mr. Li Kwok Heem, John and Mr. Sun Kai Dah, George as independent non-executive directors.

* *For identification purpose only*

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 025)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2007

INTERIM RESULTS

The Directors of Chevalier International Holdings Limited (the "Company") are pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2007, together with the comparative figures for the corresponding period in 2006 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th September, 2007

	Note	Unaudited Six months ended 30th September, 2007 HK$'000	 2006 HK$'000
Revenue	3	**2,647,409**	2,317,805
Cost of sales		**(2,214,536)**	(1,886,332)
Gross profit		**432,873**	431,473
Other income, net	4	**43,616**	46,404
Other losses, net		**(805)**	(502)
Distribution costs		**(200,278)**	(161,996)
Administrative expenses		**(57,597)**	(55,693)
Operating profit		**217,809**	259,686
Share of results of associates		**5,215**	(1,703)
Share of results of jointly controlled entities		**(2,453)**	(1,017)
Finance costs		**(71,754)**	(57,197)
Profit before taxation	5	**148,817**	199,769
Income tax expenses	6	**(23,454)**	(26,751)
Profit for the period		**125,363**	173,018
Attributable to:			
Equity holders of the Company		**112,579**	160,192
Minority interest		**12,784**	12,826
		125,363	173,018
Dividends	7	**44,573**	55,716
Earnings per share	8		
- Basic		**40.4 cents**	57.5 cents
- Diluted		**N/A**	56.0 cents

CONDENSED CONSOLIDATED BALANCE SHEET
As at 30th September, 2007

	Note	Unaudited 30th September, 2007 HK$'000	Audited 31st March, 2007 HK$'000
Non-current assets			
Investment properties		**531,908**	523,644
Property, plant and equipment		**753,988**	729,167
Prepaid lease payments		**450,713**	455,239
Goodwill		**212,507**	210,330
Other intangible assets		**159,871**	158,864
Interests in associates		**141,403**	137,084
Interests in jointly controlled entities		**241,022**	239,511
Available-for-sale investments		**231,011**	182,298
Investments at fair value through profit or loss		**248,042**	303,195
Deferred tax assets		**9,075**	8,744
Other non-current assets		**26,958**	19,498
		3,006,498	2,967,574
Current assets			
Inventories		**320,054**	304,385
Properties for sale		**448,944**	461,159
Debtors, deposits and prepayments	9	**1,325,254**	1,170,924
Amounts due from associates		**19,826**	17,175
Amounts due from jointly controlled entities		**226,823**	259,559
Amounts due from customers for contract work		**570,340**	343,849
Investments at fair value through profit or loss		**910,199**	1,000,758
Derivative financial instruments		**5,348**	42,831
Bank balances and cash		**1,160,320**	722,998
		4,987,108	4,323,638
Current liabilities			
Creditors, bills payable, deposits and accruals	10	**1,148,881**	1,178,146
Unearned insurance premiums – due within one year		**32,016**	32,174
Outstanding insurance claims		**232,670**	255,337
Amounts due to associates		**5,065**	3,429
Amounts due to customers for contract work		**210,595**	208,113
Deferred income		**19,866**	21,372
Provision for taxation		**103,467**	86,009
Derivative financial instruments		**16,366**	2,628
Bank borrowings		**919,191**	815,066
Other loans		**285**	256
		2,688,402	2,602,530
Net current assets		**2,298,706**	1,721,108
Total assets less current liabilities		5,305,204	4,688,682

	Unaudited 30th September, 2007 HK$'000	Audited 31st March, 2007 HK$'000
Capital and reserves		
Share capital	**348,228**	348,228
Reserves	**2,752,078**	2,645,093
Equity attributable to equity holders of the Company	**3,100,306**	2,993,321
Minority interests	**420,667**	322,196
Total equity	**3,520,973**	3,315,517
Non-current liabilities		
Other payable	**7,243**	7,079
Unearned insurance premiums – due over one year	**13,721**	13,789
Deferred tax liabilities	**114,445**	113,487
Bank borrowings	**1,250,772**	856,275
Other loans	**1,252**	1,445
Convertible bonds – liability component	**369,153**	354,423
Convertible bonds – derivative component	**27,645**	26,667
	1,784,231	1,373,165
Total equity and non-current liabilities	**5,305,204**	4,688,682

Notes

1. Basis of Preparation and Accounting Policies

The condensed consolidated financial statements have been prepared in accordance with applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2. Principal Accounting Policies

The condensed consolidated financial statements have been prepared under the historical cost convention except for certain properties and financial instruments, which are stated at fair values.

The accounting policies and methods of computation used in the preparation of the condensed consolidated financial statements are consistent with those used in the annual financial statements of the Group for the year ended 31st March, 2007, except for the adoption of the standards, amendments and interpretations issued by the HKICPA mandatory for annual periods beginning 1st April, 2007. The effect of the adoption of these standards, amendments and interpretations was not material to the Group's results of operations or financial position, whereas the adoption of HKAS1 (Amendment) "Presentation of Financial Statements – Capital Disclosures" and HKFRS 7 "Financial Instruments: Disclosures" requires additional disclosure to be made in the annual consolidated financial statements.

3 Business and geographical segments

Revenue and results

(a) By business segment

For management purposes, the Group is currently organised into five divisions. These divisions are the basis on which the Group reports its primary segment information.

Segment information about these businesses is presented below.

For the six months ended 30th September, 2007

	Construction and engineering HK$'000	Insurance and investment HK$'000	Property HK$'000	Food and beverages HK$'000	Computer and information technology and others HK$'000	Consolidated HK$'000
REVENUE						
Total segment revenue	1,800,274	67,824	182,758	142,871	494,833	2,688,560
Inter-segment revenue	(153)	(10,704)	(23,559)	-	(6,735)	(41,151)
External revenue	1,800,121	57,120	159,199	142,871	488,098	2,647,409
RESULTS						
Segment results	78,543	49,801	65,414	5,706	16,674	216,138
Unallocated corporate expenses						(4,942)
Interest income						6,613
Operating profit						217,809
Share of results of associates	989	-	1,799	2,878	(451)	5,215
Share of results of jointly controlled entities	652	-	(3,105)	-	-	(2,453)
Finance costs						(71,754)
Profit before taxation						148,817
Income tax expenses						(23,454)
Profit for the period						125,363

For the six months ended 30th September, 2006

	Construction and engineering HK$'000	Insurance and investment HK$'000	Property HK$'000	Food and beverages HK$'000	Computer and information technology and others HK$'000	Consolidated HK$'000
REVENUE						
Total segment revenue	1,454,089	82,291	180,575	115,963	530,948	2,363,866
Inter-segment revenue	(143)	(11,322)	(23,531)	-	(11,065)	(46,061)
External revenue	1,453,946	70,969	157,044	115,963	519,883	2,317,805
RESULTS						
Segment results	103,723	68,160	55,981	8,149	20,889	256,902
Unallocated corporate expenses						(4,296)
Interest income						7,080
Operating profit						259,686
Share of results of associates	663	-	-	-	(2,366)	(1,703)
Share of results of jointly controlled entities	590	-	(1,607)	-	-	(1,017)
Finance costs						(57,197)
Profit before taxation						199,769
Income tax expenses						(26,751)
Profit for the period						173,018

Note: Inter-segment revenue is charged at prices determined by management with reference to market prices.

(b) **By geographical segment**

	Revenue Six months ended 30th September, 2007 HK$'Million	2006 HK$'Million
Hong Kong	**1,373**	1,328
Macau	**367**	206
Europe	**316**	272
Canada	**229**	225
Australia	**112**	58
Singapore	**79**	71
U.S.A	**77**	54
Mainland China	**70**	65
Thailand	**20**	37
Others	**4**	2
	2,647	2,318

4 Other income, net

	Six months ended 30th September,	
	2007	2006
	HK$'000	HK$'000
Included in other income, net are:		
Gain on investments at fair value through profit or loss	**14,762**	12,905
Gain on derivative financial instruments	**4,484**	10,410
Interest from bank deposits	**6,613**	7,080
Interest from amounts due from associates	**216**	608
Interest from amounts due from jointly controlled entities	**979**	751
Commission income	**170**	401

5 Profit before taxation

	Six months ended 30th September,	
	2007	2006
	HK$'000	HK$'000
Profit before taxation has been arrived at after charging:		
Cost of inventories recognised as expenses	**566,019**	567,763
Depreciation on property, plant and equipment	**43,162**	41,104
Staff costs	**473,404**	440,487
Less: Amount capitalised to contract work	**(51,988)**	(64,925)
	421,416	375,562
Operating lease payments in respect of leasing of		
- Premises (minimum lease payments)	**43,700**	40,310
- Premises (contingent rent)	**4,459**	3,348
- Others	**5,409**	8,042
	53,568	51,700

6 Income tax expenses

	Six months ended 30th September,	
	2007	2006
	HK$'000	HK$'000
Current tax		
Hong Kong	**12,753**	14,151
Overseas	**10,337**	11,318
	23,090	25,469
Deferred taxation	**364**	1,282
	23,454	26,751

Hong Kong profits tax is calculated at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company.

Overseas taxation including Mainland China income tax and land appreciation tax are calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

7 Dividends

	Six months ended 30th September, 2007 HK$'000	2006 HK$'000
Interim dividend of HK16 cents (2006: HK 20 cents) per share	44,573	55,716

On 12th December, 2007, the Board of Directors declared an interim dividend of HK16 cents per ordinary share. The interim dividend is not reflected as a dividend payable in these condensed consolidated interim financial statements, but will be reflected as an appropriation of the retained earnings for the year ending 31st March, 2008.

A 2007 final dividend of HK30 cents (2006: HK30 cents) per ordinary share, totally HK$83,575,000 (2006: HK$83,575,000), was approved at the annual general meeting held on 29th August, 2007 and paid in September 2007. It has been reflected as an appropriation of the retained earnings for the six months ended 30th September, 2007.

8 Earnings per share

(a) Basic

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	Six months ended 30th September, 2007 HK$'000	2006 HK$'000
Profit attributable to equity holders of the Company	112,579	160,192
	Number of shares '000	Number of shares '000
Weighted average number of ordinary shares in issue	278,582	278,582
Basic earnings per share	40.4 cents	57.5 cents

(b) Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has a dilutive potential ordinary share: convertible bonds. The convertible bonds are assumed to have been converted into ordinary shares, and the net profit is adjusted to eliminate the interest expense less the tax effect. The number of shares calculated as below is compared with the number of shares that would have been issued assuming the exercise of the convertible bonds.

	Six months ended 30th September, 2007 HK$'000	2006 HK$'000
Profit attributable to equity holders of the Company	112,579	160,192
Interest expense on convertible bonds	-	4,147
Profit used to determine diluted earnings per share	112,579	164,339
	Number of shares '000	Number of shares '000
Weighted average number of ordinary shares in issue	278,582	278,582
Adjustments for convertible bonds	-	14,710
Weighted average number of ordinary shares for diluted earnings per share	278,582	293,292
Diluted earnings per share	N/A	56.0 cents

The Convertible Bonds are anti-dilutive for the six-month period ended 30th September, 2007 and are ignored in the calculation of diluted earnings per share for the six-month period ended 30th September, 2007.

9 Debtors, deposits and prepayments

	As at 30th September, 2007 HK$'000	As at 31st March, 2007 HK$'000
Trade debtors	581,794	633,973
Less: allowance of doubtful debts	(30,939)	(27,704)
	550,855	606,269
Other debtors, deposits and prepayments	464,164	431,579
Retention receivables	161,668	133,076
Deposits of land demolition	148,567	-
	1,325,254	1,170,924

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted to trade debtors was 60 days. The ageing analysis of trade debtors is as follows:

	As at 30th September, 2007 HK$'000	As at 31st March, 2007 HK$'000
0 - 60 days	449,823	515,630
61 - 90 days	19,744	18,763
Over 90 days	81,288	71,876
	550,855	606,269

The carrying amounts of the Group's trade and other debtors at 30th September, 2007 approximate to their fair values.

10 Creditors, bills payable, deposits and accruals

	As at 30th September, 2007 HK$'000	As at 31st March, 2007 HK$'000
Trade creditors and bills payable	403,659	412,607
Consideration payable for the acquisition of certain interest in a jointly controlled entity	52,494	51,475
Accrual for construction cost	143,009	136,356
Retention payable	113,729	99,305
Other creditors, deposits and accruals	435,990	478,403
	1,148,881	1,178,146

The following is an ageing analysis of trade creditors and bills payable at the balance sheet date:

	As at 30th September, 2007 HK$'000	As at 31st March, 2007 HK$'000
0 - 60 days	333,635	373,697
61 - 90 days	30,351	6,834
Over 90 days	39,673	32,076
	403,659	412,607

The carrying amounts of the Group's trade creditors and bills payable and other creditors at 30th September, 2007 approximate to their fair values.

11 Contingent liabilities

At the balance sheet date, the Group had contingent liabilities in respect of guarantees issued for bank loans utilised:

	As at 30th September, 2007 HK$'000	As at 31st March, 2007 HK$'000
Banking facilities granted to jointly controlled entities	**229,690**	95,950
Banking facilities granted to associates	**25,750**	43,520
	255,440	139,470

12 Capital commitment

	As at 30th September, 2007 HK$'000	As at 31st March, 2007 HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of		
- acquisition of property, plant and equipment	**3,242**	5,952
	3,242	5,952
Capital expenditure authorised but not contracted for and not provided for in the financial statements in respect of		
- acquisition of property, plant and equipment	**21,568**	664
- acquisition of land	**195,955**	-
	220,765	6,616

In addition to the above, the Group's share of the capital commitment of its jointly controlled entities is as follows:

	As at 30th September, 2007 HK$'000	As at 31st March, 2007 HK$'000
Contracted for but not provided	**82,468**	146,813
Authorised but not contracted for	**318,549**	252,004
	401,017	398,817

In addition, at 30th September, 2007, the Group has committed to acquire the remaining 51% of the issued share capital of its associate, Sinochina Enterprises Limited ("SEL") from Sinochina Pacific Limited, an independent third party. After that acquisition, SEL will become wholly-owned subsidiary of the Group. The consideration is based on the forthcoming results performance of SEL and its subsidiaries and associates for the year ending 31st December, 2008. The aggregate consideration including the purchase price paid for the 49% issued share capital of SEL shall not exceed HK$200 million.

13 Comparative figures

The presentation of comparative information in respect of the six months ended 30th September, 2006 which appears in these condensed interim financial statements has been conformed with the presentation adopted in the 2007 annual financial statements.

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK$0.16 (2006: HK$0.20) per share for the six months ended 30th September, 2007 payable on Wednesday, 9th January, 2008 to shareholders whose names appear on the Register of Members of the Company on Friday, 4th January, 2008.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Wednesday, 2nd January, 2008 to Friday, 4th January, 2008, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Tricor Standard Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Monday, 31st December, 2007.

MANAGEMENT DISCUSSION AND ANALYSIS

During the six months ended 30th September 2007, the Group's revenue increased 14.2% to HK$2,647 million when compared with the corresponding period last year. The booking of electrical and mechanical ("E&M") and building construction projects in Macau and Hong Kong, aluminium window projects in Australia and Macau, together with steady growth in lifts and escalators contracts boosted our revenue as compared with the same period last year.

Profit attributable to equity holders of the Company decreased by 29.7% to HK$112.6 million from HK$160.2 million in the same period last year. The decline of profit growth from various construction and environmental engineering projects as well as the decrease of return from investments in securities, however, affected our bottom line during this review period.

Construction and Engineering

During the period under review, revenue of this sector increased by 24% to HK$1,800 million from last year's HK$1,454 million, mainly due to the increase in the volume of construction projects and E&M engineering projects in Macau and Hong Kong, as well as aluminium window contracts in Australia and Macau. Major projects on hand included construction of "The Praia" in Macau, supply and installation of lifts and escalators and E&M works for the Galaxy Resort and Casino in Cotai and the expansion phase of Wynn Resorts in Macau, and aluminium window works on Wai Yip Street, Kwun Tong. Despite the improved profit contribution from E&M and aluminium window projects, the segmental profit however decreased by 24% as a result of the decline in profit growth booked for environmental projects and various construction projects.

Revenue of the pipe technologies business continued to increase, helping to alleviate loss. The Group had made satisfactory progress in developing new technologies and solutions for the U.S. market. The Group will also continue to streamline its pipe technologies operations and control operational cost of such businesses in Europe, Australia and Asia so as to improve profitability of the segment.

Insurance and Investment

During the period under review, revenue of the segment decreased from HK$71 million to HK$57 million as compared with the last corresponding period and segmental profit decreased in line with revenue from HK$68 million to HK$50 million. The Group adopted a more prudent investment strategy heeding the highly volatile equity market, particularly that in Hong Kong. In our view, the highly volatile financial markets since July 2007 is the result of a keen speculative sentiment worldwide, thus it is appropriate for the Group to stay cautious and keep the risk exposure low for its investment portfolio. The insurance underwriting business for employee compensation in Hong Kong continued to face intense market competition and the return from investment in securities also decreased. To ensure growth of the segment, the Group has been developing

innovative insurance products for Hong Kong and will continue to explore overseas markets including Vietnam and Macau.

In the light of anticipated strong liquidity flows from the PRC through channels such as QDII funds and the strong economic fundamentals of Hong Kong and Mainland China, the Group's professional management team will continue to strive for satisfactory returns from its diversified investment portfolio.

Property
Revenue and profit of this segment increased to HK$159 million and HK$65 million respectively. The increase in profit was mainly contributed by the cold storage and logistics business, and hotel and property investment.

The Group was making good progress in property development in Mainland China. During the period, the Group began pre-sale of the residential project "Chevalier Tower" in Chengdu and Phase I of the villa development "My Villa" in Beijing, which both received very encouraging buyer response. Profit contribution from the projects will be booked in the coming years when the properties are completed and delivered to buyers. The latest addition to the Group's property development projects in Beijing, Chengdu, Hefei and Shenzhen, is a more than 700,000 sq. m. re-development project in Changchun. To fund growth of the segment, the Group also secured a HK$1 billion 5-year club loan from six banks in November 2007.

Food & Beverage, IT and Others
During the period, Pacific Coffee in Hong Kong achieved steady revenue and encouraging operating profit. However, the segment results were restricted by a one-off loss incurred from closing two unprofitable Pacific Coffee outlets in Shanghai and Beijing during the period. As for the Igor's operation, after the 49% acquisition in Igor's Group was completed in January 2007, the Group had started to derive synergies from the incorporating of the new business. It has a bigger network of food and beverage outlets and stronger expertise in food processing now. As at 30th September 2007, Pacific Coffee had 71 shops and Igor's had 26 outlets worldwide.

During the period under review, the Group completed the acquisition of all interests in the computer and information communication technology segment from its listed subsidiary, Chevalier Pacific Holdings Limited. The revenue as well as profit of the IT business decreased, from HK$250 million and HK$6 million to HK$221 million and HK$2.8 million, respectively. The decline was mainly the result of less than desirable performance of the network solution business in Thailand and actions had been taken to restructure the team and product lines to restore profitability.

PROSPECTS
In the Policy Address of the Chief Executive of the Hong Kong Special Administrative Region Government, a host of infrastructure projects was cited for the future. The total projected cost of those projects amounted to HK$250 billion or about 17% of the nominal GDP of Hong Kong. These projects are expected to provide mid- to long-term growth impetus to the city. Against such a backdrop, we expect our businesses, particularly construction and engineering as well as food and beverage, to thrive in the coming years.

In China, continuous growth is expected for the general economy and major areas including private consumption, investment and exports. While liquidity will remain ample, the general pace of growth will be more moderate as wages and other costs continue to rise and the country tightens monetary control. Anticipating persistently strong demand for housing, the Group is optimistic about securing bigger revenue from property sales, which will become a stable income source for it in the years to come.

FINANCIAL REVIEW

SHAREHOLDERS' EQUITY AND FINANCIAL RATIOS

As at 30th September, 2007, the Group's total net assets attributable to equity holders of the Company amounted to approximately HK$3,100 million (HK$2,993 million as at 31st March, 2007), an increase of HK$107 million or 3.6%. Such increase was mainly attributable to the profit attributable to equity shareholders of the Company of HK$113 million and exchange gain on translation of HK$66 million, offsetting by payments of dividends during the period totalling HK$84 million.

As at 30th September, 2007, total debt to equity ratio was 82% (68% as at 31st March, 2007) and net debt to equity ratio was 35% (31% as at 31st March, 2007), which are expressed as a percentage of bank, other borrowings and liability component of convertible bonds, and net borrowings respectively, over the total net assets of HK$3,100 million (HK$2,993 million as at 31st March, 2007). Total debt to total assets ratio was 32% (28% as at 31st March, 2007), which are expressed as percentage of bank, other borrowings and liability component of convertible bonds over the total assets of HK$7,994 million (HK$7,291 million as at 31st March, 2007).

BORROWINGS

As at 30th September, 2007, the Group's bank and other borrowings amounted to HK$2,541 million (HK$2,027 million as at 31st March, 2007). Cash and deposits at bank, including fixed and structured deposits, amounted to HK$1,447 million (HK$1,111 million as at 31st March, 2007) and net borrowings amounted to HK$1,094 million (HK$916 million as at 31st March, 2007). Most of the borrowings are carrying floating interest rates based on Hong Kong Interbank Offering Rates, with small portions based on Prime Rate. Included in the borrowings are 2.125% convertible bonds of HK$450 million issued in July 2006, which helped the Group to enjoy a lower interest coupon cash outlay before maturity or redemption.

With the increase in borrowing and the rise of interest rates during the period, finance costs for the period amounted to HK$72 million (HK$57 million for the corresponding period last year), an increase of HK$15 million as compared with previous six-month period in 2006.

TREASURY POLICIES

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

EXPOSURE TO FLUCTUATIONS IN EXCHANGE RATES AND INTEREST RATES

The Group has arranged foreign currency swap contracts amounting to HK$113 million to hedge the exchange rate exposure between various foreign currencies to other cross currencies.

As at 30th September, 2007, the Group had outstanding interest rate swap contracts which amounted to HK$508 million in total, enabling the Group to hedge its interest rate exposure.

FINANCIAL ASSISTANCE TO AFFILIATED COMPANIES AND THEIR PROFORMA COMBINED BALANCE SHEET

The Company and/or its subsidiaries have provided financial assistance to, and guarantees given for banking facilities granted to, affiliated companies as at 30th September, 2007, which together in aggregate amounted to HK$235.5 million as loans, HK$66.2 million as committed injection and HK$458.8 million as guarantees issued for bank loans granted. These amounts represented a percentage ratio of approximately 9.5% as at 30th September, 2007 and exceeded the relevant percentage ratios of 8% under the Listing Rules. In accordance with the Rule 13.22 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules"), an unaudited proforma combined balance sheet of those affiliated companies with financial assistance from the Group and the Group's attributable interest in those affiliated companies as at 30th September, 2007 are presented below:

	As at 30th September, 2007	
	Proforma combined balance sheet HK$ Million	The Group's attributable interest HK$ Million
Non-current assets	257	117
Current assets	907	434
Current liabilities	(336)	(159)
Non-current liabilities	(223)	(107)
Shareholders' advances	(294)	(236)
	311	49

EMPLOYEES AND REMUNERATION POLICIES

As at 30th September, 2007, the Group employed approximately 4,700 full time staff globally. Total staff costs amounted to approximately HK$473 million for the period under review. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

During the period, the Audit Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of an unaudited interim financial statements for the six months ended 30th September, 2007.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2007.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") as set out in Appendix 10 of the Listing Rules. All directors of the Company confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code during the six months ended 30th September, 2007.

CODE ON CORPORATE GOVERNANCE PRACTICES

In the opinion of the directors, the Company has complied with the code provisions listed in the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules throughout the six months ended 30th September, 2007 with deviations from code provision A.4.1 which has already been stated in the Company's annual report 2007.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

The interim report of the Company for the six months ended 30th September, 2007 containing all the applicable information required by the Listing Rules will be despatched to the shareholders of the Company and published on the Stock Exchange's website at http://www.hkex.com.hk and the Company's website at http://www.chevalier.com in due course.

APPRECIATION

On behalf of the Board, I would like to thank the management and all staff for their concerted effort, commitment and professionalism that underlined the satisfactory performance of the Group for the period under review.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 12th December, 2007

As at the date of this announcement, the Executive Directors of the Company are Dr Chow Yei Ching (Chairman and Managing Director), Messrs Kuok Hoi Sang (Vice Chairman and Managing Director), Tam Kwok Wing (Deputy Managing Director), Chow Vee Tsung, Oscar, Kan Ka Hon and Ho Chung Leung. The Independent Non-Executive Directors of the Company are Dr Chow Ming Kuen, Joseph, Mr Li Kwok Heem, John and Mr Sun Kai Dah, George.

website: http://www.chevalier.com

** For identification purpose only*

CHEVALIER

(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)
(Stock Code 股份代號: 25)

Interim Report 中期報告

INTERIM RESULTS

中期業績

The Directors of Chevalier International Holdings Limited (the "Company") are pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2007, together with the comparative figures for the corresponding period in 2006 as follows:

其士國際集團有限公司(「本公司」)董事欣然公佈本公司及其附屬公司(「本集團」)截至二零零七年九月三十日止六個月之未經審核簡明綜合中期業績，連同二零零六年同期之比較數字如下：

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th September, 2007

簡明綜合收益表

截至二零零七年九月三十日止六個月

			Unaudited 未經審核 Six months ended 30th September, 截至九月三十日止六個月	
		Note 附註	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
Revenue	收益	3	**2,647,409**	2,317,805
Cost of sales	銷售成本		**(2,214,536)**	(1,886,332)
Gross profit	毛利		**432,873**	431,473
Other income, net	其他收入淨額	4	**43,616**	46,404
Other losses, net	其他支出淨額		**(805)**	(502)
Distribution costs	經銷成本		**(200,278)**	(161,996)
Administrative expenses	行政支出		**(57,597)**	(55,693)
Operating profit	經營溢利		**217,809**	259,686
Share of results of associates	所佔聯營公司業績		**5,215**	(1,703)
Share of results of jointly controlled entities	所佔共同控制企業業績		**(2,453)**	(1,017)
Finance costs	財務費用		**(71,754)**	(57,197)
Profit before taxation	除税前溢利	5	**148,817**	199,769
Income tax expenses	所得税支出	6	**(23,454)**	(26,751)
Profit for the period	期內溢利		**125,363**	173,018
Attributable to:	應佔方：			
Equity holders of the Company	本公司股權持有人		**112,579**	160,192
Minority interests	少數股東權益		**12,784**	12,826
			125,363	173,018
Dividends	股息	7	**44,573**	55,716
Earnings per share	每股盈利	8		
—Basic (HK cents)	一基本(港仙)		**40.4**	57.5
—Diluted (HK cents)	一攤薄(港仙)		**N/A 不適用**	56.0

The notes on pages 7 to 20 are integral parts of these unaudited condensed consolidated financial statements.

載於7頁至20頁之附註為該等未經審核簡明綜合財務報表之必要組成部分。

CONDENSED CONSOLIDATED BALANCE SHEET
As at 30th September, 2007

簡明綜合資產負債表
於二零零七年九月三十日

		Note 附註	Unaudited 未經審核 30th September, 2007 二零零七年九月三十日 HK$'000 港幣千元	Audited 經審核 31st March, 2007 二零零七年三月三十一日 HK$'000 港幣千元
Non-current assets	**非流動資產**			
Investment properties	投資物業	9	**531,908**	523,644
Property, plant and equipment	物業、廠房及設備	9	**753,988**	729,167
Prepaid lease payments	預付租賃款項		**450,713**	455,239
Goodwill	商譽		**212,507**	210,330
Other intangible assets	其他無形資產		**159,871**	158,864
Interests in associates	所佔聯營公司之權益		**141,403**	137,084
Interests in jointly controlled entities	所佔共同控制企業之權益		**241,022**	239,511
Available-for-sale investments	可出售的投資		**231,011**	182,298
Investments at fair value through profit or loss	於損益帳按公允值處理的投資		**248,042**	303,195
Deferred tax assets	遞延税項資產		**9,075**	8,744
Other non-current assets	其他非流動資產		**26,958**	19,498
			3,006,498	2,967,574
Current assets	**流動資產**			
Inventories	存貨		**320,054**	304,385
Properties for sale	待售物業		**448,944**	461,159
Debtors, deposits and prepayments	應收帳款、存出按金及預付款項	10	**1,325,254**	1,170,924
Amounts due from associates	聯營公司應收帳		**19,826**	17,175
Amounts due from jointly controlled entities	共同控制企業應收帳		**226,823**	259,559
Amounts due from customers for contract work	就合約工程應向客戶收取之款項		**570,340**	343,849
Investments at fair value through profit or loss	於損益帳按公允值處理的投資		**910,199**	1,000,758
Derivative financial instruments	衍生財務工具		**5,348**	42,831
Bank balances and cash	銀行結存及現金		**1,160,320**	722,998
			4,987,108	4,323,638

CONDENSED CONSOLIDATED BALANCE SHEET (continued) 簡明綜合資產負債表(續)

As at 30th September, 2007 於二零零七年九月三十日

		Note 附註	Unaudited 未經審核 30th September, 2007 二零零七年九月三十日 HK$'000 港幣千元	Audited 經審核 31st March, 2007 二零零七年三月三十一日 HK$'000 港幣千元
Current liabilities	**流動負債**			
Creditors, bills payable, deposits and accruals	應付帳款、應付票據、存入按金及預提費用	11	1,148,881	1,178,146
Unearned insurance premiums – due within one year	未滿期保險費 — 一年內到期		32,016	32,174
Outstanding insurance claims	未決保險索償		232,670	255,337
Amounts due to associates	聯營公司應付帳		5,065	3,429
Amounts due to customers for contract work	就合約工程應向客戶支付之款項		210,595	208,113
Deferred income	遞延收入		19,866	21,372
Provision for taxation	課稅準備		103,467	86,009
Derivative financial instruments	衍生財務工具		16,366	2,628
Bank borrowings	銀行貸款		919,191	815,066
Other loans	其他貸款		285	256
			2,688,402	2,602,530
Net current assets	**流動資產淨值**		2,298,706	1,721,108
Total assets less current liabilities	**總資產減流動負債**		5,305,204	4,688,682
Capital and reserves	**股本及儲備**			
Share capital	股本	12	348,228	348,228
Reserves	儲備		2,752,078	2,645,093
Equity attributable to equity holders of the Company	本公司股權持有人應佔權益		3,100,306	2,993,321
Minority interests	少數股東權益		420,667	322,196
Total equity	**總權益**		3,520,973	3,315,517
Non-current liabilities	**非流動負債**			
Other payable	其他應付款		7,243	7,079
Unearned insurance premiums – due over one year	未滿期保險費 — 超逾一年		13,721	13,789
Deferred tax liabilities	遞延稅項負債		114,445	113,487
Bank borrowings	銀行貸款		1,250,772	856,275
Other loans	其他貸款		1,252	1,445
Convertible bonds – liability component	可換股債券 — 負債部分	13	369,153	354,423
Convertible bonds – derivative component	可換股債券 — 衍生工具部分	13	27,645	26,667
			1,784,231	1,373,165
Total equity and non-current liabilities	**總權益及非流動負債**		5,305,204	4,688,682

The notes on pages 7 to 20 are integral parts of these unaudited condensed consolidated financial statements.

載於7頁至20頁之附註為該等未經審核簡明綜合財務報表之必要組成部分。

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY 簡明綜合權益變動表

For the six months ended 30th September, 2007 (unaudited) 截至二零零七年九月三十日止六個月(未經審核)

		Equity attributable to equity holders of the Company 本公司股權持有人應佔權益										
		Share capital 股本 HK$'000 港幣千元	Share premium 股本溢價 HK$'000 港幣千元	Capital reserve 資本儲備 HK$'000 港幣千元	Capital redemption reserve 資本贖回儲備 HK$'000 港幣千元	Investment revaluation reserve 物業重估儲備 HK$'000 港幣千元	Property revaluation reserve 投資重估儲備 HK$'000 港幣千元	Exchange fluctuation reserve 外匯兌換浮動儲備 HK$'000 港幣千元	Retained profits 保留溢利 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元	Minority interests 少數股東權益 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
As at 1st April, 2007	於二零零七年四月一日	348,228	417,860	332,602	7,526	5,617	15,821	106,544	1,759,123	2,993,321	322,196	3,315,517
Exchange difference on translation of operations of overseas subsidiaries, associates and jointly controlled entities	換算海外附屬公司、聯營公司及共同控制企業的業務所產生的匯兌差額	–	–	–	–	–	–	66,042	–	66,042	2,346	68,388
Change in fair value of available-for-sale investments	可出售的投資之公允值變動	–	–	–	–	(1,627)	–	–	–	(1,627)	–	(1,627)
Dilution of interest in a subsidiary	攤薄一間附屬公司權益	–	–	13,566	–	–	–	–	–	13,566	(13,566)	–
Total income and expense recognised directly in equity	直接於權益確認之總收入及開支	–	–	13,566	–	(1,627)	–	66,042	–	77,981	(11,220)	66,761
Profit for the period	期內溢利	–	–	–	–	–	–	–	112,579	112,579	12,784	125,363
Total recognised income and expenses for the period	期內已確認之收入及開支	–	–	13,566	–	(1,627)	–	66,042	112,579	190,560	1,564	192,124
Dividends paid	已付股息	–	–	–	–	–	–	–	(83,575)	(83,575)	–	(83,575)
Dividends paid to minority shareholders	已付予少數股東之股息	–	–	–	–	–	–	–	–	–	(4,559)	(4,559)
Contribution by minority shareholders of a subsidiary	一間附屬公司少數股東之貢獻	–	–	–	–	–	–	–	–	–	92,175	92,175
Acquisition of a subsidiary	收購一間附屬公司	–	–	–	–	–	–	–	–	–	7,114	7,114
Share of gain on disposal of subsidiaries	所佔出售附屬公司之收益	–	–	–	–	–	–	–	–	–	2,177	2,177
As at 30th September, 2007	於二零零七年九月三十日	348,228	417,860	346,168	7,526	3,990	15,821	172,586	1,788,127	3,100,306	420,667	3,520,973

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

For the six months ended 30th September, 2006 (unaudited)

簡明綜合權益變動表(續)

截至二零零六年九月三十日止六個月(未經審核)

		Equity attributable to equity holders of the Company 本公司股權持有人應佔權益									
		Share capital 股本 HK$'000 港幣千元	Share premium 股本溢價 HK$'000 港幣千元	Capital reserve 資本儲備 HK$'000 港幣千元	Capital redemption reserve 資本贖回儲備 HK$'000 港幣千元	Investment revaluation reserve 投資重估儲備 HK$'000 港幣千元	Exchange fluctuation reserve 外匯兌換浮動儲備 HK$'000 港幣千元	Retained profits 保留溢利 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元	Minority interests 少數股東權益 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
As at 1st April 2006	於二零零六年四月一日	348,228	417,860	327,875	7,526	849	37,911	1,580,545	2,720,794	266,897	2,987,691
Exchange difference on translation of operations of overseas subsidiaries, associates and jointly controlled entities	換算海外附屬公司、聯營公司及共同控制企業的業務所產生的匯兌差額	–	–	–	–	–	31,425	–	31,425	2,613	34,038
Change in fair value of available-for-sale investments	可出售的投資之公允值變動	–	–	–	–	9,754	–	–	9,754	–	9,754
Dilution of interest in a subsidiary	攤薄一間附屬公司權益	–	–	4,727	–	–	–	–	4,727	(4,727)	–
Total income recognised directly in equity	直接於權益確認之總收入	–	–	4,727	–	9,754	31,425	–	45,906	(2,114)	43,792
Profit for the period	期內溢利	–	–	–	–	–	–	160,192	160,192	12,826	173,018
Total recognised income for the period	期內已確認之收入總額	–	–	4,727	–	9,754	31,425	160,192	206,098	10,712	216,810
Dividends paid	已付股息	–	–	–	–	–	–	(83,575)	(83,575)	–	(83,575)
Dividends paid to minority shareholders	已付予少數股東之股息	–	–	–	–	–	–	–	–	(3,569)	(3,569)
Contribution by minority shareholders of a subsidiary	一間附屬公司少數股東之貢獻	–	–	–	–	–	–	–	–	44,646	44,646
As at 30th September, 2006	於二零零六年九月三十日	348,228	417,860	332,602	7,526	10,603	69,336	1,657,162	2,843,317	318,686	3,162,003

CONDENSED CONSOLIDATED CASH FLOW STATEMENT 簡明綜合現金流動表

For the six months ended 30th September, 2007 截至二零零七年九月三十日止六個月

		Unaudited 未經審核 Six months ended 30th September, 截至九月三十日止六個月 2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Net cash outflow from operating activities	經營業務之現金淨流出	**(3,627)**	(210,733)
Net cash outflow from investing activities	投資業務之現金淨流出	**(34,684)**	(77,163)
Net cash inflow/(outflow) from financing activities	融資業務產生之現金淨流入／(流出)	**480,035**	(169,900)
Net cash from issuing convertible bonds	發行可換股債券之現金注入淨額	**—**	434,250
Increase/(decrease) in cash and cash equivalents	現金及等同現金增加／(減少)	**441,724**	(23,546)
Cash and cash equivalents as at 1st April	於四月一日之現金及等同現金	**697,081**	620,294
Effect of change in foreign exchange rate	匯率變動之影響	**6,359**	10,621
Cash and cash equivalents at end of period	於期末之現金及等同現金	**1,145,164**	607,369
Analysis of balance of cash and cash equivalents:	現金及等同現金分析：		
Bank balances and cash	銀行結存及現金	**1,160,320**	610,232
Bank overdraft	銀行透支	**(1,695)**	—
Pledged deposits	已抵押存款	**(13,461)**	(2,863)
		1,145,164	607,369

NOTES

1. Basis of preparation and accounting policies

The condensed consolidated financial statements have been prepared in accordance with applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2. Principal accounting policies

The condensed consolidated financial statements have been prepared under the historical cost convention except for certain properties and financial instruments, which are stated at fair values.

The accounting policies and methods of computation used in the preparation of the condensed consolidated financial statements are consistent with those used in the annual financial statements of the Group for the year ended 31st March, 2007, except for the adoption of the standards, amendments and interpretations issued by the HKICPA mandatory for annual periods beginning 1st April, 2007. The effect of the adoption of these standards, amendments and interpretations was not material to the Group's results of operations or financial position, whereas the adoption of HKAS1 (Amendment) "Presentation of Financial Statements – Capital Disclosures" and HKFRS 7 "Financial Instruments: Disclosures" requires additional disclosure to be made in the annual consolidated financial statements.

附註

1. 編製基礎及會計政策

本簡明綜合財務報表乃根據香港聯合交易所有限公司證券上市規則附錄16之適用披露規定以及香港會計師公會(「香港會計師公會」)頒佈之香港會計準則(「香港會計準則」)第34號「中期財務報告」而編製。

2. 主要會計政策

本簡明綜合財務報表乃按歷史成本編製，惟若干物業及財務工具乃按適用情況以公平值計量。

編制本簡明綜合財務報表所採用之會計政策及計算方法與本集團編製截至二零零七年三月三十一日止年度之年度財務報表所依循者一致，惟採納香港會計師公會頒佈必需於二零零七年四月一日開始的會計期間生效的準則、修訂及詮釋除外。採納此等準則、修訂及詮釋對集團之經營業績或財務狀況概無重大影響，惟採用香港會計準則第一號(修訂本)"財務報表的呈報方式—資本披露"及香港財務報告準則第七號「金融工具：披露」要求在年度綜合財務報表中附加披露。

3. Business and geographical segments

Revenue and results

(a) By business segment

For management purposes, the Group is organised on a worldwide basis into five divisions. These divisions are the basis on which the Group reports its primary segment information.

Segment information about these businesses is presented below:

For the six months ended 30th September, 2007

3. 業務及地區性分類

收益及業績

(a) 業務分類

就管理而言，本集團按全球基準分為五個營運部門，並以此部門分類作為本集團呈報其主要分類資料的基準。

此等業務之分類資料如下：

截至二零零七年九月三十日止六個月

		Construction and engineering 建築及機械工程 HK$'000 港幣千元	Insurance and investment 保險及投資 HK$'000 港幣千元	Property 物業 HK$'000 港幣千元	Food and beverages 餐飲 HK$'000 港幣千元	Computer and information communication technology and others 電腦及資訊通訊科技及其他 HK$'000 港幣千元	Consolidated 綜合 HK$'000 港幣千元
REVENUE	收益						
Total segment revenue	分類收益總額	1,800,274	67,824	182,758	142,871	494,833	2,688,560
Inter-segment revenue	分類之間收益	(153)	(10,704)	(23,559)	—	(6,735)	(41,151)
External revenue	對外收益	1,800,121	57,120	159,199	142,871	488,098	2,647,409
RESULTS	業績						
Segment results	分類之業績	78,543	49,801	65,414	5,706	16,674	216,138
Unallocated corporate expenses	未分配之公司支出						(4,942)
Interest income	利息收入						6,613
Operating profit	經營溢利						217,809
Share of results of associates	所佔聯營公司業績	989	—	1,799	2,878	(451)	5,215
Share of results of jointly controlled entities	所佔共同控制企業業績	652	—	(3,105)	—	—	(2,453)
Finance costs	財務費用						(71,754)
Profit before taxation	除稅前溢利						148,817
Income tax expenses	所得稅支出						(23,454)
Profit for the period	期內溢利						125,363

3. **Business and geographical segments** (continued)

3. **業務及地區性分類(續)**

Revenue and results (continued)

收益及業績(續)

(a) By business segment (continued)

(a) 業務分類(續)

For the six months ended 30th September, 2006

截至二零零六年九月三十日止六個月

		Construction and engineering 建築及機械工程 HK$'000 港幣千元	Insurance and investment 保險及投資 HK$'000 港幣千元	Property 物業 HK$'000 港幣千元	Food and beverages 餐飲 HK$'000 港幣千元	Computer and information communication technology and others 電腦及資訊通訊科技及其他 HK$'000 港幣千元	Consolidated 綜合 HK$'000 港幣千元
REVENUE	收益						
Total segment revenue	分類收益總額	1,454,089	82,291	180,575	115,963	530,948	2,363,866
Inter-segment revenue	分類之間收益	(143)	(11,322)	(23,531)	–	(11,065)	(46,061)
External revenue	對外收益	1,453,946	70,969	157,044	115,963	519,883	2,317,805
RESULTS	業績						
Segment results	分類之業績	103,723	68,160	55,981	8,149	20,889	256,902
Unallocated corporate expenses	未分配之公司支出						(4,296)
Interest income	利息收入						7,080
Operating profit	經營溢利						259,686
Share of results of associates	所佔聯營公司業績	663	–	–	–	(2,366)	(1,703)
Share of results of jointly controlled entities	所佔共同控制企業業績	590	–	(1,607)	–	–	(1,017)
Finance costs	財務費用						(57,197)
Profit before taxation	除稅前溢利						199,769
Income tax expenses	所得稅支出						(26,751)
Profit for the period	期內溢利						173,018

Note: Inter-segment revenue is charged at prices determined by management with reference to market prices.

附註： 各業務分類之間的交易價格由管理層依據市場價格釐定。

3. **Business and geographical segments** (continued)

3. **業務及地區性分類(續)**

Revenue and results (continued)

收益及業績(續)

(b) By geographical segment

(b) 地區分類

		Revenue 收益 Six months ended 30th September, 截至九月三十日止六個月 2007 二零零七年 HK$'Million 港幣百萬元	2006 二零零六年 HK$'Million 港幣百萬元
Hong Kong	香港	**1,373**	1,328
Macau	澳門	**367**	206
Europe	歐洲	**316**	272
Canada	加拿大	**229**	225
Australia	澳洲	**112**	58
Singapore	新加坡	**79**	71
U.S.A	美國	**77**	54
Mainland China	中國內地	**70**	65
Thailand	泰國	**20**	37
Others	其他	**4**	2
		2,647	2,318

4. **Other income, net**

4. **其他收入淨額**

		Six months ended 30th September, 截至九月三十日止六個月 2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Included in other income, net are:	其他收入淨額包括：		
Gain on investments at fair value through profit or loss	於損益帳按公允值處理的投資之收益	**14,762**	12,905
Gain on derivative financial instruments	衍生財務工具之收益	**4,484**	10,410
Interest from bank deposits	銀行存款利息收入	**6,613**	7,080
Interest from amounts due from associates	聯營公司應收帳之利息收入	**216**	608
Interest from amounts due from jointly controlled entities	共同控制企業應收帳之利息收入	**979**	751
Commission income	佣金收入	**170**	401

5. Profit before taxation　5. 除稅前溢利

		Six months ended 30th September, 截至九月三十日止六個月 2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Profit before taxation has been arrived at after charging:	除稅前溢利已扣除下列各項目：		
Cost of inventories recognised as expenses	售出存貨之成本	**566,019**	567,763
Depreciation on property, plant and equipment	物業、廠房及設備之折舊	**43,162**	41,104
Staff costs	員工開支	**473,404**	440,487
Less: Amount capitalised to contract work	減：撥作合約工程成本	**(51,988)**	(64,925)
		421,416	375,562
Operating lease payments in respect of leasing of	關於租賃以下項目之營業性租賃費用		
— Premises (minimum lease payments)	— 樓宇(最低租賃付款)	**43,700**	40,310
— Premises (contingent rent)	— 樓宇(或然租金)	**4,459**	3,348
— Others	— 其他	**5,409**	8,042
		53,568	51,700

6. Income tax expenses　6. 所得稅支出

		Six months ended 30th September, 截至九月三十日止六個月 2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Current tax	本期稅項		
Hong Kong	香港	**12,753**	14,151
Overseas	海外	**10,337**	11,318
		23,090	25,469
Deferred taxation	遞延稅項	**364**	1,282
		23,454	26,751

Hong Kong profits tax is calculated at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company.

香港利得稅乃根據本集團各公司估計應課稅之溢利經抵銷前期虧損及按稅率17.5%(二零零六年：17.5%)計算。

Overseas taxation including Mainland China income tax and land appreciation tax are calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

海外課稅包括中國內地之所得稅及土地增值稅，乃按照當地之法例及估計應課稅溢利計算。

7. Dividends

7. 股息

		Six months ended 30th September, 截至九月三十日止六個月	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Interim dividend of HK16 cents (2006: HK20 cents) per share	中期股息每股16港仙（二零零六年：每股20港仙）	44,573	55,716

On 12th December, 2007, the Board of Directors declared an interim dividend of HK16 cents per ordinary share. The interim dividend is not reflected as a dividend payable in these condensed consolidated interim financial statements, but will be reflected as an appropriation of the retained profits for the year ending 31st March, 2008.

A 2007 final dividend of HK30 cents (2006: HK30 cents) per ordinary share, totally HK$83,575,000 (2006: HK$83,575,000), was approved at the annual general meeting held on 29th August, 2007 and paid in September, 2007. It has been reflected as an appropriation of the retained profits for the six months ended 30th September, 2007.

於二零零七年十二月十二日，董事會宣派中期股息每股普通股16港仙。中期股息並無於本簡明綜合資產負債表反映為應付股息，惟將入帳列作截至二零零八年三月三十一日止年度之保留溢利的分配。

二零零七年末期股息每股30港仙(二零零六年：30港仙)，合共港幣83,575,000元(二零零六年：港幣83,575,000元)已於二零零七年八月二十九日舉行之股東週年大會獲批准，並已於二零零七年九月派付。該金額已入帳列作截至二零零七年九月三十日止六個月之保留溢利的分派。

8. Earnings per share

8. 每股盈利

(a) Basic

(a) 基本

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

每股基本盈利乃根據本公司股權持有人應佔溢利除以本期已發行普通股之加權平均數計算。

		Six months ended 30th September, 截至九月三十日止六個月	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Profit attributable to equity holders of the Company	本公司股權持有人應佔溢利	112,579	160,192
		Number of shares 股份數目 '000 千股	Number of shares 股份數目 '000 千股
Weighted average number of ordinary shares in issue	已發行普通股之加權平均數	278,582	278,582
Basic earnings per share (HK cents)	每股基本盈利(港仙)	40.4	57.5

8. **Earnings per share** (continued)

8. 每股盈利(續)

(b) Diluted

(b) 攤薄

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has a dilutive potential ordinary share: convertible bonds. The convertible bonds are assumed to have been converted into ordinary shares, and the net profit is adjusted to eliminate the interest expense less the tax effect. The number of shares calculated as below is compared with the number of shares that would have been issued assuming the exercise of the convertible bonds.

每股攤薄盈利乃因假設全數轉換潛在攤薄普通股時已發行普通股之加權平均數所作調整計算。本公司之攤薄普通股乃衍生自可換股債券。可換股債券乃假設將轉換成普通股，而純利則已予調整，以抵銷利息開支減稅項之影響。按下表所計算之股份數目與假設可換股債券獲行使時之已發行股份數目相若。

		Six months ended 30th September, 截至九月三十日止六個月	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Profit attributable to equity holders of the Company	本公司股權持有人應佔溢利	**112,579**	160,192
Interest expense on convertible bonds	可換股債券之利息開支	**—**	4,147
Profit used to determine diluted earnings per share	用作計算每股攤薄盈利之溢利	**112,579**	164,339
		Number of shares 股份數目 '000 千股	Number of shares 股份數目 '000 千股
Weighted average number of ordinary shares in issue	已發行普通股之加權平均數	**278,582**	278,582
Adjustments for convertible bonds	經可換股債券調整	**—**	14,710
Weighted average number of ordinary shares for diluted earnings per share	用作計算每股攤薄盈利之普通股加權平均數	**278,582**	293,292
Diluted earnings per share (HK cents)	每股攤薄盈利(港仙)	**N/A 不適用**	56.0

The convertible bonds are anti-dilutive for the six-month period ended 30th September, 2007 and are ignored in the calculation of diluted earnings per share for the six-month period ended 30th September, 2007.

可換股債券於截至二零零七年九月三十日止六個月期間具反攤薄效應，故在計算截至二零零七年九月三十日止六個月期間的每股攤薄盈利時未予考慮。

9. Investment properties and property, plant and equipment

The directors have considered the carrying amounts of the Group's investment properties at fair values at 30th September, 2007 and have estimated that the carrying amounts did not differ significantly from the fair values at 31st March, 2007. Consequently, no change in the fair value of investment properties has been recognised in the current period.

For the six months ended 30th September, 2007, the Group acquired property, plant and equipment of HK$44,548,000 (HK$60,262,000 for the six months ended 30th September, 2006) and disposed property, plant and equipment with a carrying amount of HK$11,015,000 (HK$5,217,000 for the six months ended 30th September, 2006).

9. 投資物業及物業、廠房及設備

董事局已考慮本集團投資物業於二零零七年九月三十日之公允價值，並估計其賬面值與其於二零零七年三月三十一日之公允價值無重大差異，故此本期間無確認投資物業公允值之變更。

截至二零零七年九月三十日止六個月，本集團購買物業、廠房及設備為港幣44,548,000元（截至二零零六年九月三十日止六個月：港幣60,262,000元），出售物業、廠房及設備賬面淨值為港幣11,015,000元（截至二零零六年九月三十日止六個月：港幣5,217,000元）。

10. Debtors, deposits and prepayments

10. 應收帳款、存出按金及預付款項

		As at 30th September, 2007 於二零零七年九月三十日 HK$'000 港幣千元	As at 31st March, 2007 於二零零七年三月三十一日 HK$'000 港幣千元
Trade debtors	應收帳款	**581,794**	633,973
Less: allowance of doubtful debts	減：呆帳撥備	**(30,939)**	(27,704)
		550,855	606,269
Other debtors, deposits and prepayments	其他應收帳款、存出按金及預付款項	**464,164**	431,579
Retention receivables	應收保留帳款	**161,668**	133,076
Deposits of land demolition	土地遷拆費按金	**148,567**	—
		1,325,254	1,170,924

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted to trade debtors was 60 days. The ageing analysis of trade debtors is as follows:

本集團對各個核心業務之客戶已確立指定之信貸政策，給予貿易客戶之平均信貸期為60天。應收帳款之帳齡分析如下：

		As at 30th September, 2007 於二零零七年九月三十日 HK$'000 港幣千元	As at 31st March, 2007 於二零零七年三月三十一日 HK$'000 港幣千元
0 — 60 days	0 — 60天	**449,823**	515,630
61 — 90 days	61 — 90天	**19,744**	18,763
Over 90 days	逾90天	**81,288**	71,876
		550,855	606,269

The carrying amounts of the Group's trade and other debtors at 30th September, 2007 approximate to their fair values.

於二零零七年九月三十日，本集團之應收帳款及其他應收帳款之帳面值與其相應公允值相若。

11. Creditors, bills payable, deposits and accruals 11. 應付帳款、應付票據、存入按金及預提費用

		As at 30th September, 2007 於二零零七年九月三十日 HK$'000 港幣千元	As at 31st March, 2007 於二零零七年三月三十一日 HK$'000 港幣千元
Trade creditors and bills payable	應付賬款及應付票據	**403,659**	412,607
Consideration payable for the acquisition of certain interest in a jointly controlled entity	收購一間共同控制企業若干權益之應付代價	**52,494**	51,475
Accrual for construction cost	建築成本之預提費用	**143,009**	136,356
Retention payable	應付保留帳款	**113,729**	99,305
Other creditors, deposits and accruals	其他應付帳款、存入按金及預提費用	**435,990**	478,403
		1,148,881	1,178,146

The following is an ageing analysis of trade creditors and bills payable at the balance sheet date:

於資產負債表日，應付帳款及應付票據之帳齡分析如下：

		As at 30th September, 2007 於二零零七年九月三十日 HK$'000 港幣千元	As at 31st March, 2007 於二零零七年三月三十一日 HK$'000 港幣千元
0 - 60 days	0 — 60天	**333,635**	373,697
61 - 90 days	61 — 90天	**30,351**	6,834
Over 90 days	逾90天	**39,673**	32,076
		403,659	412,607

The carrying amounts of the Group's trade creditors and bills payable and other creditors at 30th September, 2007 approximate to their fair values.

於二零零七年九月三十日，本集團之應付帳款、應付票據及其他應付款項之帳面值與其相應公允值相若。

12. Share capital 12. 股本

		As at 30th September, 2007 於二零零七年九月三十日 HK$'000 港幣千元	As at 31st March, 2007 於二零零七年三月三十一日 HK$'000 港幣千元
Authorised:	法定股本：		
540,000,000 ordinary shares of HK$1.25 each	540,000,000股普通股每股面值港幣1.25元	**675,000**	675,000
Issued and fully paid:	已發行及繳足股本：		
278,582,090 ordinary shares of HK$1.25 each	278,582,090股普通股每股面值港幣1.25元	**348,228**	348,228

13. Convertible bonds

On 26th July, 2006, the Company issued 2.125% convertible bonds with an aggregate amount of HK$450 million (the "Convertible Bonds"). Each bondholder has the option to convert the Convertible Bonds into shares of the Company of HK$1.25 each at a conversion price of HK$11.20, which is adjusted to HK$10.84, HK$10.56 and HK$10.19 as a result of the approval for the payment of the final dividend of an amount of HK$0.3 per share for the year ended 31st March, 2006, interim dividend of an amount of HK$0.2 per share for the period ended 30th September, 2006 and final dividend of an amount of HK$0.3 per share for the year ended 31st March, 2007 respectively. The adjustment became effective from 25th August, 2006, 5th January, 2007 and 6th September, 2007 respectively. Conversion price will be further adjusted upon approval of dividend in future.

Unless converted or purchased or redeemed, each Convertible Bond shall be redeemed by the Company at 121.30% of its principal amount together with accrued interest on 28th July, 2011 (the maturity date of the Convertible Bonds).

On 28th July, 2009 (the "Put Option Date"), the holders of the Convertible Bonds will have the right at such holders' option, to require the Company to redeem all or some of the Convertible Bonds of such holders on the Put Option Date at 113.1% of their principal amount together with accrued interest up to but excluding the redemption date.

The proceeds from the issuance of the Convertible Bonds have to be split into liability and derivative components. On issuance of the Convertible Bonds, the fair value of the derivative component is determined using an option price model; and this amount is carried as a liability until extinguished on conversion or redemption. The remainder of the proceeds is allocated to the liability component and is carried as a liability on the amortised cost basis until extinguished on conversion or redemption. The derivative component is measured at fair value on the issuance date and any subsequent changes in fair value of the derivative component as at the balance sheet date are recognised in the income statement.

13. 可換股債券

於二零零六年七月二十六日，本公司發行本金總額港幣450,000,000元2.125%可換股債券(「可換股債券」)。各債券持有人有權將可換股債券按每股港幣11.20元之換股價轉為本公司之每股面值港幣1.25元之股份。由於批准派付截至二零零六年三月三十一日止年度之末期股息每股0.3港元、截至二零零六年九月三十日止期間之中期股息每股0.2港元及截至二零零七年三月三十一日止年度之末期股息每股0.3港元，換股價因而分別調整為每股港幣10.84元、港幣10.56元及港幣10.19元。此等調整分別於二零零六年八月二十五日、二零零七年一月五日及二零零七年九月六日生效。換股價隨着未來股息批准而調整。

除非已轉換或購買或贖回，否則本公司於二零一一年七月二十八日(可換股債券到期日)按本金額之121.30%連同應計至贖回日期之利息贖回可換股債券。

於二零零九年七月二十八日(「認沽權日」)，各可換股債券之持有人將有權選擇要求本公司於認沽權日按本金額之113.1%連同應計至贖回日期(但不包括該日)之利息贖回其全部或部分可換股債券。

發行該可換股債券取得的款項被分為負債和衍生工具部分。衍生工具部分的公允值由期權定價模型確定；此金額被確認為負債直至被轉換或被贖回。發行的剩餘款項被分配為負債部分並以負債逐期攤銷成本，直至被轉換或被贖回。衍生工具部分以發行日之公允值計量，其後於資產負債表日之任何衍生工具部分之公允值變動在收益表中確認。

13. Convertible bonds (continued)

13. 可換股債券(續)

The convertible bonds recognised in the condensed consolidated balance sheet are calculated as follows:

於之簡明綜合資產負債表確認之可換股債券計算如下：

		HK$'000 港幣千元
Liability component:	負債部份：	
As at 1st April, 2007	於二零零七年四月一日	354,423
Accrued interest on convertible bonds	可換股債券之應計利息	19,538
Payments of interest expenses	支付利息支出	(4,808)
As at 30th September, 2007 (unaudited)	於二零零七年九月三十日(未經審核)	**369,153**
Derivative component:	衍生工具部份：	
As at 1st April, 2007	於二零零七年四月一日	26,667
Fair value adjustment	公允值調整	978
As at 30th September, 2007 (unaudited)	於二零零七年九月三十日(未經審核)	**27,645**

The effective interest rate for the liability component of the convertible bonds is 9.8% per annum.

可換股債券負債部份之實際利率為年利率9.8厘。

14. Contingent liabilities

14. 或然負債

At the balance sheet date, the Group had contingent liabilities in respect of guarantees issued for bank loans utilised:

於資產負債表日，本集團對已發出擔保並提用的銀行貸款之或然負債為：

		As at 30th September, 2007 **於二零零七年九月三十日** **HK$'000** **港幣千元**	As at 31st March, 2007 於二零零七年三月三十一日 HK$'000 港幣千元
Banking facilities granted to jointly controlled entities	授予共同控制企業之銀行信貸	**229,690**	95,950
Banking facilities granted to associates	授予聯營公司之銀行信貸	**25,750**	43,520
		255,440	139,470

15. Capital commitment　15. 資本承擔

		As at 30th September, 2007 於二零零七年九月三十日 HK$'000 港幣千元	As at 31st March, 2007 於二零零七年三月三十一日 HK$'000 港幣千元
Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of property, plant and equipment	已簽約但未在財務報表內計提之購入物業、廠房及設備之資本承擔	**3,242**	5,952
Capital expenditure authorised but not contracted for and not provided for in the financial statements in respect of	就下列項目已批准但未簽約及未在財務報表內計提之資本承擔		
— acquisition of property, plant and equipment	一購入物業、廠房及設備	**21,568**	664
— acquisition of land	一購入土地	**195,955**	—
		220,765	6,616

In addition to the above, the Group's share of the capital commitment of its jointly controlled entities is as follows:

除上述者外，本集團所佔其共同控制企業之資本承擔如下：

		As at 30th September, 2007 於二零零七年九月三十日 HK$'000 港幣千元	As at 31st March, 2007 於二零零七年三月三十一日 HK$'000 港幣千元
Contracted for but not provided	已簽約但未計提	**82,468**	146,813
Authorised but not contracted for	已批准但未簽約	**318,549**	252,004
		401,017	398,817

In addition, at 30th September, 2007, the Group has committed to acquire the remaining 51% of the issued share capital of its associate, Sinochina Enterprises Limited ("SEL") from Sinochina Pacific Limited, an independent third party. After that acquisition, SEL will become wholly-owned subsidiary of the Group. The consideration is based on the forthcoming results performance of SEL and its subsidiaries and associates for the year ending 31st December, 2008. The aggregate consideration including the purchase price paid for the 49% issued share capital of SEL shall not exceed HK$200 million.

此外，於二零零七年九月三十日，本集團承諾向獨立第三方Sinochina Pacific Limited收購本集團聯營公司Sinochina Enterprises Limited(「SEL」)其餘51%已發行股本。收購事項後，SEL將成為本集團之全資附屬公司。代價乃以SEL及其附屬公司與聯營公司於截至二零零八年十二月三十一日止年度之未來業績表現為基準。總代價(包括就SEL 49%已發行股本之已付買入價)不得超過港幣200,000,000元。

16. Operating leases

(a) The Group as lessee

The Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of renting of premises which fall due as follows:

16. 營業性租賃

(a) 本集團作為承租人

本集團根據不可撤銷之營業租賃而須於未來支付之最低租賃金額，租約屆滿期如下：

		As at 30th September, 2007 於二零零七年九月三十日 HK$'000 港幣千元	As at 31st March, 2007 於二零零七年三月三十一日 HK$'000 港幣千元
Within one year	一年內	**89,498**	79,140
In the second to fifth year inclusive	二至五年內	**105,839**	88,443
Over five years	超逾五年	**10,003**	6,941
		205,340	174,524

The above lease commitments only include commitments for basic rentals, and do not include commitments for additional rental payable (contingent rents), if any, which are to be determined generally by applying pre-determined percentages to future sales less the basic rentals of the respective leases, as it is not possible to determine in advance the amount of such additional rentals.

由於不可能預先斷定額外租賃款項，上述租賃承擔僅包括基本租金，不包括應付額外租金（或然租金）（如有）之承擔，一般乃以未來銷售額減有關租賃之基本租金後按預先設定百分比釐定。

(b) The Group as lessor

At the balance sheet date, investment properties and completed properties for sale with a carrying value of approximately HK$488 million (31st March, 2007: HK$480 million) and HK$245 million (31st March, 2007: HK$251 million) respectively were rented out under operating leases. All of the properties were leased out for periods ranging from one year to five years. The future minimum lease payments receivable by the Group under non-cancellable operating leases for each of the following periods is as follows:

(b) 本集團作為出租人

於資產負債表日，以營業性租賃租出之投資物業及已建成待售物業之帳面值分別約為港幣488,000,000元（二零零七年三月三十一日：港幣480,000,000元）及港幣245,000,000元（二零零七年三月三十一日：港幣251,000,000元）。該類物業之出租年期為一至五年。本集團根據不可撤銷之營業性租約在未來應收的最低租賃應收金額如下：

		As at 30th September, 2007 於二零零七年九月三十日 HK$'000 港幣千元	As at 31st March, 2007 於二零零七年三月三十一日 HK$'000 港幣千元
Within one year	一年內	**35,852**	34,100
In the second to fifth year inclusive	二至五年內	**16,926**	15,124
		52,778	49,224

17. Related party transactions

17. 關連人士之交易

		Six months ended 30th September, 截至九月三十日止六個月 2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Interest income from associates	來自聯營公司之利息收入	**216**	608
Interest income from jointly controlled entities	來自共同控制企業之利息收入	**979**	751
Rental income from associates	來自聯營公司之租金收入	**114**	—

Amounts due from/to associates are unsecured, interest free and repayment on demand, except for the following balances:

(i) Amount due from an associate of HK$7,020,000 (31st March, 2007: HK$6,884,160) which bears interest at a rate of 6.2% per annum.

(ii) Amount due from an associate of HK$4,100,000 (31st March, 2007: Nil) is secured by plant and equipment of the associate which bears interest at a rate of Hongkong and Shanghai Banking Corporation prime rate plus 100 basis points and repayable not exceeding five years.

The carrying amounts of amounts due from/to associates approximate their respective fair values. Amounts due from/to associates are denominated in Renminbi except for a balance with an associate of HK$4,100,000 (31st March, 2007: HK$67,000) which is denominated in Hong Kong dollars.

As at 30th September, 2007, amounts due from jointly controlled entities are unsecured, interest free and repayment on demand. As at 31st March, 2007, amounts due from jointly controlled entities are unsecured, interest free and repayment on demand, except for the amounts due from jointly controlled entities of HK$110,555,000 which bore interest at rates ranging from 110% to 115% of prevailing market rates quoted by The People's Bank of China and the average effective interest rate of the balances as at 31st March, 2007 was 6.2% per annum. The carrying amounts of amounts due from jointly controlled entities approximate their respective fair values and are denominated in Renminbi.

聯營公司應收／付帳乃無抵押、免利息及按要求償還，惟以下結餘者除外：

(i) 一間聯營公司應收帳港幣7,020,000元(二零零七年三月三十一日：港幣6,884,160元)乃附帶年息率6.2厘；

(ii) 聯營公司應收帳款港幣4,100,000元(二零零七年三月三十一日：無)為一間聯營公司之廠房及設備作抵押，其附帶年息率為香港上海匯豐銀行優惠利率加一百點子及於不超過五年償還。

聯營公司應收／付帳之帳面值與其相關公允值相約。聯營公司應收／付帳乃以人民幣列值，惟一間聯營公司之港幣4,100,000元(二零零七年三月三十一日：港幣67,000元)結餘者除外並以港幣列值。

於二零零七年九月三十日，共同控制企業應收帳乃無抵押、免利息乃按要求償還。於二零零七年三月三十一日，共同控制企業應收帳乃無抵押、免利息及按要求償還，惟共同控制企業應收帳港幣110,555,000元除外，該款項附帶按中國人民銀行所報現行市場利率110%至115%計算之利息於二零零七年三月三十一日之結存日平均實際年利率為6.2%。共同控制企業應收帳之帳面值與其相關公允值相若，並以人民幣列值。

18. Comparative figures

The presentation of comparative information in respect of the six months ended 30th September, 2006 which appears in these condensed interim financial statements has been conformed with the presentation adopted in the 2007 annual financial statements.

18. 比較數字

本簡明中期財務報表所列示截至二零零六年九月三十日止六個月之比較資料呈報方法，與二零零七年年度財務報表所採用者一致。

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK$0.16 (2006: HK$0.20) per share for the six months ended 30th September, 2007 payable on Wednesday, 9th January, 2008 to shareholders whose names appear on the Register of Members of the Company on Friday, 4th January, 2008.

中期股息

董事會議決派發截至二零零七年九月三十日止六個月之中期股息每股港幣0.16元(二零零六年：港幣0.20元)，並將於二零零八年一月九日星期三派發予在二零零八年一月四日星期五名列於本公司股東名冊內之股東。

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Wednesday, 2nd January, 2008 to Friday, 4th January, 2008, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Tricor Standard Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Monday, 31st December, 2007.

暫停股份過戶登記

本公司將於二零零八年一月二日星期三至二零零八年一月四日星期五(首尾兩天包括在內)暫停辦理股份過戶登記手續。為確保獲得派發上述之中期股息，持有本公司股份人士，請於二零零七年十二月三十一日星期一下午四時前，將所有股份過戶文件連同有關股票，送達本公司之香港股份過戶登記分處卓佳標準有限公司，地址為香港皇后大道東二十八號金鐘匯中心二十六樓，以便辦理過戶登記手續。

MANAGEMENT DISCUSSION AND ANALYSIS

During the six months ended 30th September 2007, the Group's revenue increased 14.2% to HK$2,647 million when compared with the corresponding period last year. The booking of electrical and mechanical ("E&M") and building construction projects in Macau and Hong Kong, aluminium window projects in Australia and Macau, together with steady growth in lifts and escalators contracts boosted our revenue as compared with the same period last year.

Profit attributable to equity holders of the Company decreased by 29.7% to HK$112.6 million from HK$160.2 million in the same period last year. The decline of profit growth from various construction and environmental engineering projects as well as the decrease of return from investments in securities, however, affected our bottom line during this review period.

管理層討論及分析

截至二零零七年九月三十日止六個月，本集團收益較去年同期上升14.2%至港幣26.47億元，這主要是因為澳門及香港的機電工程及建築工程業務，以及澳洲及澳門的鋁窗業務均錄得穩健的收益增長，以及升降機及電扶梯合約穩步增加所致。

股東應佔溢利較去年同期港幣1.602億元下跌29.7%至港幣1.126億元，主要由於多個建築及環保工程項目的盈利增長下調，以及證券投資回報減少，影響了回顧期內的盈利所致。

Construction and Engineering

During the period under review, revenue of this sector increased by 24% to HK$1,800 million from last year's HK$1,454 million, mainly due to the increase in the volume of construction projects and E&M engineering projects in Macau and Hong Kong, as well as aluminium window contracts in Australia and Macau. Major projects on hand included construction of "The Praia" in Macau, supply and installation of lifts and escalators and E&M works for the Galaxy Resort and Casino in Cotai and the expansion phase of Wynn Resorts in Macau, and aluminium window works on Wai Yip Street, Kwun Tong. Despite the improved profit contribution from E&M and aluminium window projects, the segmental profit however decreased by 24% as a result of the decline in profit growth booked for environmental projects and various construction projects.

建築及機械工程

回顧期內，該業務的收益由去年的港幣14.54億元增加24%至港幣18億元，這主要是港澳的建築工程及機電工程項目及澳洲及澳門的鋁窗合約數量增加所致。主要手頭合約包括澳門「海擎天」建築工程、為澳門路氹銀河娛樂度假酒店及娛樂場供應及安裝升降機及電扶梯及承接其機電工程、澳門永利酒店度假村的擴建部份及觀塘偉業街的鋁窗工程。儘管機電工程及鋁窗項目的盈利貢獻有所上升，有助抵銷環保項目及多個建築項目的部份盈利跌幅，此業務的盈利仍下降了24%。

Revenue of the pipe technologies business continued to increase, helping to alleviate loss. The Group had made satisfactory progress in developing new technologies and solutions for the U.S. market. The Group will also continue to streamline its pipe technologies operations and control operational cost of such businesses in Europe, Australia and Asia so as to improve profitability of the segment.

管道技術業務的收益持續上升，有助收窄虧損。本集團為美國市場開發新技術及解決方案取得順利進展。本集團將繼續精簡歐洲、澳洲及亞洲的業務營運，加強控制營運成本，藉此改善此業務的盈利能力。

Insurance and Investment

During the period under review, revenue of the segment decreased from HK$71 million to HK$57 million as compared with the last corresponding period and segmental profit decreased in line with revenue from HK$68 million to HK$50 million. The Group adopted a more prudent investment strategy heeding the highly volatile equity market, particularly that in Hong Kong. In our view, the highly volatile financial markets since July 2007 is the result of a keen speculative sentiment worldwide, thus it is appropriate for the Group to stay cautious and keep the risk exposure low for its investment portfolio. The insurance underwriting business for employee compensation in Hong Kong continued to face intense market competition and the return from investment in securities also decreased. To ensure growth of the segment, the Group has been developing innovative insurance products for Hong Kong and will continue to explore overseas markets including Vietnam and Macau.

保險及投資

回顧期內，此業務的收益由港幣7,100萬元下跌至港幣5,700萬元，盈利同時錄得相若跌幅，由港幣6,800萬元下調至港幣5,000萬元。近期股市(特別是香港的股市)波動，本集團的投資策略已轉趨審慎。本集團認為，全球投機氣氛濃厚，令金融市場自二零零七年七月起反覆波動。有見及此，本集團以謹慎態度，降低投資組合所承受的風險。香港僱員賠償的保險業務的市場競爭仍然激烈，而證券投資的回報亦有所下調。為確保該業務的增長，本集團將在香港市場開發新的保險產品，並繼續拓展越南及澳門等海外市場。

In the light of anticipated strong liquidity flows from the PRC through channels such as QDII funds and the strong economic fundamentals of Hong Kong and Mainland China, the Group's professional management team will continue to strive for satisfactory returns from its diversified investment portfolio.

有見中國市場將透過QDII 基金等不同渠道增加資金流動，加上香港及內地的經濟基礎穩固，本集團專業的管理團隊將繼續努力，藉著多元化的投資組合爭取理想回報。

Property

Revenue and profit of this segment increased to HK$159 million and HK$65 million respectively. The increase in profit was mainly contributed by the cold storage and logistics business, and hotel and property investment.

The Group was making good progress in property development in Mainland China. During the period, the Group began pre-sale of the residential project "Chevalier Tower" in Chengdu and Phase I of the villa development "My Villa" in Beijing, which both received very encouraging buyer response. Profit contribution from the projects will be booked in the coming years when the properties are completed and delivered to buyers. The latest addition to the Group's property development projects in Beijing, Chengdu, Hefei and Shenzhen, is a more than 700,000 sq. m. re-development project in Changchun. To fund growth of the segment, the Group also secured a HK$1 billion 5-year club loan from six banks in November 2007.

Food & Beverage, IT and Others

During the period, Pacific Coffee in Hong Kong achieved steady revenue and encouraging operating profit. However, the segment results were restricted by a one-off loss incurred from closing two unprofitable Pacific Coffee outlets in Shanghai and Beijing during the period. As for the Igor's operation, after the 49% acquisition in Igor's Group was completed in January 2007, the Group had started to derive synergies from the incorporating of the new business. It has a bigger network of food and beverage outlets and stronger expertise in food processing now. As at 30th September 2007, Pacific Coffee had 71 shops and Igor's had 26 outlets worldwide.

During the period under review, the Group completed the acquisition of all interests in the computer and information communication technology segment from its listed subsidiary, Chevalier Pacific Holdings Limited ("CPHL"). The revenue as well as profit of the IT business decreased, from HK$250 million and HK$6 million to HK$221 million and HK$2.8 million, respectively. The decline was mainly the result of less than desirable performance of the network solution business in Thailand and actions had been taken to restructure the team and product lines to restore profitability.

物業

此業務的收益及盈利分別增加至港幣1.59億元及港幣6,500萬元。盈利上升主要源自冷藏倉庫及物流業務以及酒店及物業投資業務。

本集團於內地的物業發展業務進展良好。期內，本集團開始預售成都的「世代錦江凱旋門」住宅項目及「北京歐郡」第一期別墅發展項目，買家對項目反應熱烈，而盈利將於未來數年待有關物業落成及交付予買家後入帳。除於北京、成都、合肥及深圳的物業權益發展項目外，本集團近期亦新增一個位於長春面積逾700,000平方米的重建項目。本集團更於二零零七年十一月與六家銀行簽署一項價值港幣10億元，為期五年的定期及循環貸款，以支持此項業務的發展。

餐飲、資訊科技及其他業務

回顧期內，香港的Pacific Coffee業務錄得穩定收益，經營溢利增長令人鼓舞。然而，由於本集團於期內關閉了兩間分別位於上海及北京盈利能力欠佳的Pacific Coffee店舖，其所產生的一次性虧損影響了此項業務業績。Igor's業務方面，本集團於二零零七年一月成功收購Igor's餐飲管理集團49%權益後，已開始為本集團帶來協同效益。本集團現時的餐飲店舖網絡越見強大，食品加工專業知識更為豐富。於二零零七年九月三十日，Pacific Coffee於全球擁有71間分店，Igor's則擁有26間餐廳。

回顧期內，本集團完成向附屬上市公司其士泛亞控股有限公司(「其士泛亞」)收購其電腦及資訊通訊科技業務的全部權益。資訊科技業務的收益及盈利分別由港幣2.5億元及港幣600萬元下降至港幣2.21億元及港幣280萬元。此乃由於泰國的網絡方案業務表現遜於預期所致。本集團已重組團隊及產品線，藉此提升盈利能力。

PROSPECTS

In the Policy Address of the Chief Executive of the Hong Kong Special Administrative Region Government, a host of infrastructure projects was cited for the future. The total projected cost of those projects amounted to HK$250 billion or about 17% of the nominal GDP of Hong Kong. These projects are expected to provide mid- to long-term growth impetus to the city. Against such a backdrop, we expect our businesses, particularly construction and engineering as well as food and beverage, to thrive in the coming years.

In China, continuous growth is expected for the general economy and major areas including private consumption, investment and exports. While liquidity will remain ample, the general pace of growth will be more moderate as wages and other costs continue to rise and the country tightens monetary control. Anticipating persistently strong demand for housing, the Group is optimistic about securing bigger revenue from property sales, which will become a stable income source for it in the years to come.

FINANCIAL REVIEW

Shareholders' Equity and Financial Ratios

As at 30th September, 2007, the Group's total net assets attributable to equity holders of the Company amounted to approximately HK$3,100 million (HK$2,993 million as at 31st March, 2007), an increase of HK$107 million or 3.6%. Such increase was mainly attributable to the profit attributable to equity shareholders of the Company of HK$113 million and exchange gain on translation of HK$66 million, offsetting by payments of dividends during the period totalling HK$84 million.

As at 30th September, 2007, total debt to equity ratio was 82% (68% as at 31st March, 2007) and net debt to equity ratio was 35% (31% as at 31st March, 2007), which are expressed as a percentage of bank, other borrowings and liability component of convertible bonds, and net borrowings respectively, over the total net assets of HK$3,100 million (HK$2,993 million as at 31st March, 2007). Total debt to total assets ratio was 32% (28% as at 31st March, 2007), which are expressed as percentage of bank, other borrowings and liability component of convertible bonds over the total assets of HK$7,994 million (HK$7,291 million as at 31st March, 2007).

展望

根據香港特別行政區行政長官發表的施政報告，政府將於未來進行多項基建項目，預算總成本將達港幣2,500億元或佔香港實質本地生產總值約17%。該類項目則可帶來中長期增長動力。在這利好環境下，本集團預期旗下業務將於未來蓬勃發展，當中尤以建築及工程業務及餐飲業務的表現將最為理想。

中國市場方面，預期整體經濟及個人消費、投資及出口等主要範疇將持續錄得增長。鑒於市場流動資金仍然充裕，薪金及其他成本將持續上升，加上國內收緊貨幣控制，預期整體增長將越趨溫和。此外，由於市場對房屋的需求將持續增長，本集團有信心可於物業銷售取得更可觀的收益，該業務亦將成為本集團未來的穩定收入來源。

財務評述

股東權益及財務比率

於二零零七年九月三十日，本公司股權持有人應佔本集團總資產淨值為港幣31億元（於二零零七年三月三十一日：港幣29.93億元），增加港幣1.07億元或3.6%。該增長歸因於本公司股權持有人應佔溢利港幣1.13億元、外匯兌換的得益為港幣6,600萬元及扣除期內已支付股息港幣8,400萬元。

於二零零七年九月三十日，總債務與資本比率為82%（於二零零七年三月三十一日：68%）及淨債務與資本比率為35%（於二零零七年三月三十一日：31%），此乃將銀行、其他借貸與可換股債券的負債部份及借貸淨額分別除以總資產淨值港幣31億元（於二零零七年三月三十一日：港幣29.93億元）而得出之百分比。總債務與總資產比率為32%（於二零零七年三月三十一日：28%），此乃銀行、其他借貸及可換股債券的負債部份除以總資產港幣79.94億元（於二零零七年三月三十一日：港幣72.91億元）。

Borrowings

As at 30th September, 2007, the Group's bank and other borrowings amounted to HK$2,541 million (HK$2,027 million as at 31st March, 2007). Cash and deposits at bank, including fixed and structured deposits, amounted to HK$1,447 million (HK$1,111 million as at 31st March, 2007) and net borrowings amounted to HK$1,094 million (HK$916 million as at 31st March, 2007). Most of the borrowings are carrying floating interest rates based on Hong Kong Interbank Offering Rates, with small portions based on Prime Rate. Included in the borrowings are 2.125% convertible bonds of HK$450 million issued in July 2006, which helped the Group to enjoy a lower interest coupon cash outlay before maturity or redemption.

With the increase in borrowing and the rise of interest rates during the period, finance costs for the period amounted to HK$72 million (HK$57 million for the corresponding period last year), an increase of HK$15 million as compared with previous six-month period in 2006.

Treasury Policies

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

Exposure to Fluctuations in Exchange Rates and Interest Rates

The Group has arranged foreign currency swap contracts amounting to HK$113 million to hedge the exchange rate exposure between various foreign currencies to other cross currencies.

As at 30th September, 2007, the Group had outstanding interest rate swap contracts which amounted to HK$508 million in total, enabling the Group to hedge its interest rate exposure.

借貸

於二零零七年九月三十日，本集團之銀行及其他借貸為港幣25.41億元(於二零零七年三月三十一日：港幣20.27億元)。現金及銀行結存(包括定期及結構式存款)為港幣14.47億元(於二零零七年三月三十一日：港幣11.11億元)，而借貸淨額為港幣10.94億元(於二零零七年三月三十一日：港幣9.16億元)。本集團大部份借貸之浮動息率乃參照香港銀行同業拆息息率計算，少部份則按最優惠利率計算。在計入於二零零六年七月發行總值港幣4.5億元的2.125厘可換股債券，本集團在其債券到期或贖回前可享有較低息之現金票據開支。

期內，由於增加借貸及利率上升，財務費用為港幣7,200萬元(去年同期：港幣5,700萬元)，較二零零六年前六個月比較增加港幣1,500萬元。

庫務政策

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團一切庫務事宜均由總公司集中處理。目前大部份現金均為港元或美元短期存款。本集團經常對其資金流動及融資狀況均作出審核，並不時因應新投資項目或銀行貸款還款期，在維持恰當的負債比率下，尋求新的融資安排。

外滙及利率的浮動風險

本集團已安排外幣掉期合約共港幣1.13億元以對沖各個外幣兑換其他交叉貨幣的外匯風險。

於二零零七年九月三十日，本集團持有利率掉期合約為港幣5.08億元，令集團可對沖利率風險。

Contingent Liabilities

Details of the contingent liabilities are set out in note 14 to the condensed financial statements.

或然負債

或然負債之資料詳載於簡明財務報表附註14。

Capital Commitment

Details of the capital commitment are set out in note 15 to the condensed financial statements.

資本承擔

資本承擔之資料詳載於簡明財務報表附註15。

Financial Assistance to Affiliated Companies and their Proforma Combined Balance Sheet

The Company and/or its subsidiaries have provided financial assistance to, and guarantees given for banking facilities granted to, affiliated companies as at 30th September, 2007, which together in aggregate amounted to HK$235.5 million as loans, HK$66.2 million as committed injection and HK$458.8 million as guarantees issued for bank loans granted. These amounts represented a percentage ratio of approximately 9.5% as at 30th September, 2007 and exceeded the relevant percentage ratios of 8% under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules"). In accordance with the Rule 13.22 of the Listing Rules, an unaudited proforma combined balance sheet of those affiliated companies with financial assistance from the Group and the Group's attributable interest in those affiliated companies as at 30th September, 2007 are presented below:

給予聯屬公司的財政資助及其備考合併資產負債表

於二零零七年九月三十日，本公司及／或其附屬公司已給予聯屬公司合共港幣2.355億元貸款、承諾注資為港幣6,620萬元及為其聯屬公司銀行融資所作出之擔保為港幣4.588億元。於二零零七年九月三十日，此等款額約佔9.5%之百分比率超過香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)規定為8%之有關百分比率。根據上市規則第13.22條所規定，於二零零七年九月三十日，本集團給予財務資助的聯屬公司的未經審核備考合併資產負債表及本集團於這些聯屬公司的應佔權益如下：

		As at 30th September, 2007 於二零零七年九月三十日	
		Proforma combined balance sheet 備考合併資產負債表 HK$ Million 港幣百萬元	The Group's attributable interest 本集團應佔權益 HK$ Million 港幣百萬元
Non-current assets	非流動資產	257	117
Current assets	流動資產	907	434
Current liabilities	流動負債	(336)	(159)
Non-current liabilities	非流動負債	(223)	(107)
Shareholders' advances	股東借貸	(294)	(236)
		311	49

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES

董事及主要行政人員之證券權益

As at 30th September, 2007, the interests and short positions of the Directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of Securities and Futures Ordinance (the "SFO"), which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") were as follows:

於二零零七年九月三十日，本公司董事及主要行政人員於本公司及其相聯公司(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉(包括本公司董事根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉)，或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益或短倉，或根據上市公司董事進行證券交易的標準守則(「標準守則」)須知會本公司及聯交所之權益及短倉如下：

(a) Interests in the Company - Shares

(甲) 本公司權益 — 股份

Name of Directors 董事名稱	Capacity 身份	Number of ordinary shares 普通股股份數目			Approximate percentage of interest 權益概約百分比 (%)
		Personal interests 個人權益	Family interests 家族權益	Total 總數	
CHOW Yei Ching 周亦卿	Beneficial owner 實益擁有人	153,682,359*	–	153,682,359	55.17
KUOK Hoi Sang 郭海生	Beneficial owner 實益擁有人	98,216	–	98,216	0.04
TAM Kwok Wing 譚國榮	Beneficial owner 實益擁有人	169,015	32,473	201,488	0.07
KAN Ka Hon 簡嘉翰	Beneficial owner 實益擁有人	29,040	–	29,040	0.01
HO Chung Leung 何宗樑	Beneficial owner 實益擁有人	40,000	–	40,000	0.01
FUNG Pak Kwan 馮伯坤	Beneficial owner 實益擁有人	93,479	–	93,479	0.03

* *Dr CHOW Yei Ching beneficially owned 153,682,359 shares of the Company, representing approximately 55.17% of the issued share capital of the Company. These shares were same as those shares disclosed in the section "Substantial Shareholders' Interests in Securities" below.*

* *周亦卿博士實益持有153,682,359股本公司股份，佔本公司已發行股份約55.17%。該等股份與下段「主要股東之證券權益」所述之股份相同。*

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES (continued)

董事及主要行政人員之證券權益(續)

(b) Interests in Associated Corporation - Shares

(乙) 相聯公司權益 — 股份

Name of Directors 董事名稱	Associated corporation 相聯公司	Capacity 身份	Number of ordinary shares 普通股股份數目: Personal interests 個人權益	Corporate interests 公司權益	Family interests 家族權益	Total 總數	Approximate percentage of interest 權益概約百分比 (%)
CHOW Yei Ching 周亦卿	CPHL 其士泛亞	Interest of controlled corporation 受控制公司之權益	–	107,822,933*	–	107,822,933	50.02
KUOK Hoi Sang 郭海生	CPHL 其士泛亞	Beneficial owner 實益擁有人	2,400,000	–	–	2,400,000	1.11
TAM Kwok Wing 譚國榮	CPHL 其士泛亞	Beneficial owner 實益擁有人	400,000	–	10,400	410,400	0.19
KAN Ka Hon 簡嘉翰	CPHL 其士泛亞	Beneficial owner 實益擁有人	451,200	–	–	451,200	0.21
FUNG Pak Kwan 馮伯坤	CPHL 其士泛亞	Beneficial owner 實益擁有人	2,580,000	–	–	2,580,000	1.20

* *Dr CHOW Yei Ching had notified CPHL that under the SFO, he was deemed to be interested in 107,822,933 shares in CPHL which were all held by the Company as Dr Chow beneficially owned 153,682,359 shares, representing approximately 55.17% of the issued share capital of the Company.*

* *周亦卿博士實益持有153,682,359股本公司股份，佔本公司已發行股份約55.17%。根據證券及期貨條例，周博士被視為擁有本公司持有之其士泛亞股份107,822,933股之權益，周博士並已就此向其士泛亞作出知會。*

Save as disclosed above and in "Share Option Schemes" below, as at 30th September, 2007, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have taken under such provisions of the SFO); or are required, pursuant to S352 of the SFO, to be recorded in the register referred to therein; or are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

除上文及下文之「購股權計劃」所披露者外，於二零零七年九月三十日，就本公司董事及主要行政人員所知，概無其他人士於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益或短倉(包括彼根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉)，或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會本公司及聯交所之權益或短倉。

SHARE OPTION SCHEMES

A share option scheme of the Company (the "CIHL Scheme") was approved by the shareholders of the Company on 20th September, 2002. Another share option scheme of CPHL, the subsidiary of the Company (the "CPH L Scheme") was also approved by the shareholders of CPHL and the shareholders of the Company on 20th September, 2002. The CIHL Scheme and the CPHL Scheme fully comply with Chapter 17 of the Listing Rules. As at 30th September, 2007, no share option was granted, exercised, cancelled or lapsed under the CIHL Scheme and the CPHL Scheme. There was no outstanding option under the CIHL Scheme and the CPHL Scheme at the beginning and at the end of the period.

購股權計劃

本公司股東於二零零二年九月二十日批准本公司一項購股權計劃(「其士國際計劃」)。本公司股東及其士泛亞(本公司之附屬公司)股東於二零零二年九月二十日批准另一項購股權計劃(「其士泛亞計劃」)。其士國際計劃及其士泛亞計劃完全符合上市規則第十七章之規定。於二零零七年九月三十日，並無購股權根據其士國際計劃及其士泛亞計劃而授出、行使、註銷或失效。於期初及期結，並無其士國際計劃及其士泛亞計劃尚未行使之購股權之權益。

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES

As at 30th September, 2007, so far as is known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares or underlying shares of the Company which have been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO were as follows:

主要股東之證券權益

於二零零七年九月三十日，就本公司董事及主要行政人員所知，下列人士或法團於本公司股份或相關股份中所擁有須根據證券及期貨條例第XV部第2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益或短倉如下：

Substantial Shareholders 主要股東	Capacity 身份	Number of shares held 持股份數量	Number of underlying shares held (under equity derivatives of the Company) 持相關股份數量(本公司衍生股份)	Approximate percentage of interest 權益概約百分比 *(%)*
CHOW Yei Ching 周亦卿	Beneficial owner 實益擁有人	153,682,359(L)	—	55.17
MIYAKAWA Michiko 宮川美智子	Beneficial owner 實益擁有人	*153,682,359(L)* *(Note 1)* *(附註1)*	—	55.17
The Goldman Sachs Group, Inc.	Interest of controlled corporation 受控制公司之權益	—	*26,993,989(L)* *2,306,933(S)* *(Note 2)* *(附註2)*	9.69(L) 0.83(S)

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES (continued) 主要股東之證券權益(續)

Substantial Shareholders 主要股東	Capacity 身份	Number of shares held 持股份數量	Number of underlying shares held (under equity derivatives of the Company) 持相關股份數量(本公司衍生股份)	Approximate percentage of interest 權益概約百分比 (%)
Goldman Sachs (UK) L.L.C.	Interest of controlled corporation 受控制公司之權益	—	*23,992,101(L)* *2,306,933(S)* *(Note 3)* *(附註3)*	8.61(L) 0.83(S)
Goldman Sachs Group Holdings (U.K.)	Interest of controlled corporation 受控制公司之權益	—	*23,992,101(L)* *2,306,933(S)* *(Note 3)* *(附註3)*	8.61(L) 0.83(S)
Goldman Sachs Holdings (U.K.)	Interest of controlled corporation 受控制公司之權益	—	*23,992,101(L)* *2,306,933(S)* *(Note 3)* *(附註3)*	8.61(L) 0.83(S)
Goldman Sachs International	Beneficial owner 實益擁有人	—	*23,992,101(L)* *2,306,933(S)* *(Note 3)* *(附註3)*	8.61(L) 0.83(S)
The Goldman, Sachs & Co. L.L.C.	Interest of controlled corporation 受控制公司之權益	*3,001,888(L)* *(Note 4)* *(附註4)*	—	1.08(L)
Goldman Sachs & Co	Beneficial owner 實益擁有人	*3,001,888(L)* *(Note 4)* *(附註4)*	—	1.08 (L)

Note:

(1) Under Part XV of the SFO, Ms. Miyakawa Michiko, the spouse of Dr. Chow, is deemed to be interested in the same parcel of 153,682,359 shares held by Dr. Chow.

附註：

(1) 根據證券及期貨條例第XV部，周博士之配偶宮川美智子女士被視為擁有該等由周博士持有之153,682,395股股份。

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES (continued)

Note:

(2) The Goldman Sachs Group, Inc. is taken to have an interest in the 3,001,888 shares held by Goldman Sachs & Co and the 21,685,168 shares that would be held by Goldman Sachs International upon full conversion of the HK$450,000,000 2.125 per cent. Convertible Bonds due 2011 held by Goldman Sachs International. The Convertible Bonds are issued by the Company to Goldman Sachs International on 26 July 2006. Goldman Sachs & Co and Goldman Sachs International are both wholly-owned subsidiaries of The Goldman Sachs Group, Inc.

(3) Goldman Sachs (UK) L.L.C., Goldman Sachs Group Holdings (U.K.) and Goldman Sachs Holdings (U.K.) are taken to be interested in the 21,685,168 shares that would be held by Goldman Sachs International upon full conversion of the Convertible Bonds. Goldman Sachs International is 99% owned by Goldman Sachs Holdings (U.K.) and 100% held by Goldman Sachs Group Holdings (U.K.) and Goldman Sachs (UK) L.L.C..

(4) The Goldman, Sachs & Co. L.L.C. is taken to be interested in the 3,001,888 shares held by Goldman Sachs & Co. Goldman Sachs & Co is owned as to 99.8% by The Goldman Sachs Group, Inc. and the remaining 0.2% by The Goldman, Sachs & Co. L.L.C. (which is a wholly-owned subsidiary of The Goldman Sachs Group, Inc.).

The letter "L" denotes a long position and the letter "S" denotes a short position.

Save as disclosed above, as at 30th September, 2007, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO, or, were directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

ARRANGEMENT FOR ACQUISITION OF SHARES OR DEBENTURES

Except for the share option schemes adopted by the Company and CPHL at no time during the period was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

主要股東之證券權益(續)

附註：

(2) Goldman Sachs & Co持有3,001,888股股份及Goldman Sachs International持有21,685,168股待悉數轉換港幣450,000,000元於二零一一年到期之2.125%可換股債券。本公司於二零零六年七月二十六日發行該可換股債券予Goldman Sachs International。The Goldman Sachs Group, Inc.被視為持有該等股份之權益。Goldman Sachs & Co及Goldman Sachs International均為The Goldman Sachs Group, Inc.的全資附屬公司。

(3) Goldman Sachs International持有21,685,168股可換股債券。Goldman Sachs (UK) L.L.C.，Goldman Sachs Group Holdings (U.K.)及Goldman Sachs Holdings (U.K.)被視為持有該等股份之權益。Goldman Sachs Holdings (U.K.)持有Goldman Sachs International 99%股權；而Goldman Sachs Group Holdings (U.K.)及Goldman Sachs (UK) L.L.C.持有Goldman Sachs International 100%股權。

(4) Goldman Sachs & Co 持有3,001,888 股股份；而The Goldman, Sachs & Co. L.L.C.被視為持有該等股份。The Goldman Sachs Group, Inc.及The Goldman, Sachs & Co. L.L.C.分別持有Goldman Sachs & Co 99.8%及0.2%。The Goldman, Sachs & Co. L.L.C.為The Goldman Sachs Group, Inc.的全資附屬公司。

「L」表示好倉。「S」表示短倉。

除上文所披露者外，於二零零七年九月三十日，就本公司董事及主要行政人員所知，概無任何其他人士於本公司或其任何相聯公司之股份、相關股份及債券中擁有須根據證券及期貨條例第XV 部第2 及第3 分部向本公司披露之權益或短倉，及須記錄於本公司根據證券及期貨條例第336 條置存之記錄冊內，或直接或間接持有任何類別股本(附有權利在任何情況下可於本公司之股東大會上投票之股本)面值百分之五或以上權益。

購買股份或債券之安排

除本公司及其士泛亞採納之購股權計劃外，於期內任何時間，本公司或其任何附屬公司並無參與任何安排，使本公司董事透過購買本公司或其他公司之股份或債券而獲得利益。

EMPLOYEES AND REMUNERATION POLICIES

As at 30th September, 2007, the Group employed approximately 4,700 full time staff globally. Total staff costs amounted to approximately HK$473 million for the period under review. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

During the period, the Audit Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of an unaudited interim financial statements for the six months ended 30th September, 2007.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2007.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules. All directors of the Company confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code during the six months ended 30th September, 2007.

CODE ON CORPORATE GOVERNANCE PRACTICES

In the opinion of the directors, the Company has complied with the code provisions listed in the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules throughout the six months ended 30th September, 2007 with deviations from code provision A.4.1 which has already been stated in the Company's annual report 2007.

APPRECIATION

On behalf of the Board, I would like to thank the management and all staff for their concerted effort, commitment and professionalism that underlined the satisfactory performance of the Group for the period under review.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 12th December, 2007

website: http://www.chevalier.com

僱員及薪酬制度

於二零零七年九月三十日，本集團於全球僱用約4,700名全職員工。期內之員工總開支約為港幣4.73億元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之表現而作出定期評估。其他員工福利包括酌情發放花紅獎賞、醫療計劃、退休金計劃及僱員購股權計劃等。

審核委員會

審核委員會在期內與管理層審閱本集團所採納之會計原則及實務，並討論有關審核、內部監管及財務申報等事項，其中包括審閱截至二零零七年九月三十日止六個月內未經審核中期財務報表。

購買、出售或贖回上市證券

截至二零零七年九月三十日止六個月，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

董事進行證券交易的標準守則

本公司已採納上市規則附錄十所載之標準守則。本公司已向全體董事作出特定查詢，以確定董事於截至二零零七年九月三十日止六個月內是否已遵守標準守則所規定之標準，全體董事已確認彼等已遵守該等標準。

企業管治常規守則

董事認為，本公司於截至二零零七年九月三十日止六個月內一直遵守上市規則附錄十四所載之企業管治常規守則，惟偏離守則條文A.4.1之情況除外，並已刊載於本公司二零零七年年報內。

致謝

本人謹代表董事會藉此機會對管理層及全體員工致以衷心謝意，感謝各人努力不懈堅持以專業態度，於期內帶領本集團達致理想表現。

承董事會命
主席兼董事總經理
周亦卿

香港，二零零七年十二月十二日

網址：http://www.chevalier.com

END